April 14, 2006

Kathleen Collins

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commissions

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:  SEC Comment Letter Dated March 31, 2006

Dear Ms. Collins:

This letter responds to the comments included in your letter dated March 31, 2006, regarding Novell, Inc.’s Form 10-K for the fiscal year ended October 31, 2005 and the Forms 8-K filed December 1, 2005 and March 2, 2006.

Form 10-K For the Fiscal Year Ended October 31, 2005

Note B. Summary of Significant Accounting Policies

Revenue Recognition, page 60

1.              We note on page 26 that you work with customers wanting to migrate from their existing products to newer products (e.g. from NetWare to OES) and provide migration tools, training and education to assist in this migration.  Explain the nature of your migration program, including the terms and whether this program includes rights to specified or unspecified upgrades, specified or unspecified future products or rights to exchange or return your software products.  Tell us whether these upgrade rights or products are offered on a when and if available basis and whether the exchanges are for similar or dissimilar products.  Additionally, tell us how you are accounting for this migration program and how your accounting complies with SOP 97-2.

Novell Response

Our use of the term “migrate” in the Overview section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview on page 26 of our 2005 Form 10-K means upgrade.  In our discussions with customers and industry analysts, we use the terms migrate and upgrade interchangeably.  Open Enterprise Server

(OES) is an upgrade to an existing product, NetWare 6.5, and not a new product.  OES is essentially the same as NetWare 6.5, except that it allows customers a choice of running their network services on either the Netware or SUSE Linux operating platform.

Accordingly, we are not conducting, and typically do not conduct, a formal migration program for customers to discontinue use of an existing product and initiate use of a new product.  We do not offer specified future upgrades, specified future products or the right to exchange or return the software.  Alternatively, we offer an upgrade path for customers to obtain new features and functionality within existing products.  Unspecified upgrades, which are included in our maintenance, are offered on a when-and-if available basis.  For example, OES is offered to existing Netware 6.5 customers who purchased maintenance.  Therefore, consistent with SOP 97-2, we account for OES as an unspecified upgrade on a when-and-if available basis as part of maintenance and recognize the related revenue ratably over the maintenance term.  Also, if necessary, customers may purchase Novell training, education and other services to assist in upgrading to OES or our other products.  We recognize the related revenue as the services are performed based on the Novell-specific objective evidence of their fair value.

Note M Senior Convertible Debentures, page 87

2.          Tell us how you determined that the conversion feature associated with the senior convertible debentures (“Debentures”) did not require separate accounting as a derivative under SFAS 133.  In this regard, tell us how you considered the criteria in paragraph 12(a) – 12(c) of SFAS 133 and how you considered the scope exception of paragraph 11(a) of SFAS 133 in your analysis.  Specifically, we note in your disclosure that the debentures include a conversion rate that is subject to certain adjustments.  Tell us how you considered these adjustment provisions in determining whether the embedded derivative qualifies as a conventional convertible instrument and meets the scope exception of paragraph 4 of EITF 00-19.  Include in your response, your consideration of EITF 05-2.

Novell Response

In evaluating whether the conversion feature of the Debentures required separate accounting as a derivative under the requirements of SFAS 133 and EITF 00-19, we first considered whether the Debentures were considered “conventional convertible instruments.”

Paragraph 4 of EITF 00-19 defines conventional convertible debt as an instrument “in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).”  The requirement to settle in a fixed number of shares normally would exclude from the definition convertible debt in which the conversion ratio adjusts based upon certain contingencies.  We concluded that our Debentures were not “conventional convertible instruments” due to the inclusion of the following features:

1.                                       The contingent conversion features such as the market-price trigger.

2.                                       The number of shares into which the Debentures are convertible can change based on circumstances such as the dividend pass-through and the make-whole provision in the event of a fundamental change (as defined in the Debenture agreement).  In particular, these adjustments are not considered “standard antidilution provisions” as defined in EITF 05-2.

Because the Debentures are not considered a conventional convertible instrument, we then evaluated the criteria in paragraphs 12-32 of EITF 00-19 and determined that the conversion features did not require separate accounting as a derivative.

This embedded conversion option would require bifurcation and separate accounting if it met the definition of a derivative and was not excluded from the scope of SFAS 133 pursuant to paragraph 12(c) and 11(a) of the Statement.  If the conversion option fails either of the following two tests, the paragraph 12(c) exemption would not be available:

1.                                       The embedded option is indexed to the issuer’s own stock, or

2.                                       The embedded option, if freestanding, would be classified in shareholders’ equity.

Regarding the first criteria, the embedded conversion option related to the trading price of our common stock is indexed to our stock, and is also indexed to certain changes in control, which we refer to as a make whole provision and is discussed below.  Under EITF 01-6, options indexed to the value that could be received by the holder upon a change in control are considered “indexed to the issuer’s own stock,” provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.   With the exception of the “Parity” conversion trigger which is discussed below in our response to comment 3, all of the criteria of EITF 01-6 have been satisfied as the embedded conversion option related to the trading price of our common stock is indexed to our own stock.

Regarding the second criteria of SFAS 133 paragraph 12(c), paragraph 8 of EITF 00-19 provides that written call options on a company’s own stock would be classified as equity if:

1.                                       The contracts require physical settlement or net-share settlement, or

2.                                       The contracts provide the issuer with a choice of net-cash settlement or settlement in its own shares.

In the case of our Debentures, the conversion option requires physical settlement (delivery of shares) and therefore meets the general criteria for equity classification.

Additionally, paragraphs 12-32 of EITF 00-19 impose further conditions for equity classification when the convertible debt instrument is not conventional convertible debt, as is the case with our Debentures.  If the instrument includes any provisions that could require net-cash settlement, paragraphs 12-32 state that contracts that have met the two criteria above cannot be accounted for as equity.  For example, if we were unable to comply with the share settlement requirement because of an inadequate number of authorized and unissued common shares, it would be assumed that settlement would be in cash.  The only exception is when the payment of cash is only required upon the final liquidation of the Company.  All of the following conditions must be met for a contract to be classified as equity:

We must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

We have 600 million shares of common stock authorized, both currently and at the time the Debentures were issued.  Approximately 387 million and 389 million were outstanding as of April 30, 2004 and January 31, 2006, respectively.  Additionally, we currently have shares of common stock reserved for the following:

•                  We had approximately 8 million and 2 million shares of common stock reserved as of April 30, 2004 and January 31, 2006, respectively, for issuance upon conversion of our Series B convertible preferred stock.

•                  We had approximately 100 million and 90 million shares of common stock reserved as of April 30, 2004 and January 31, 2006, respectively, for issuance under our various equity plans.

Therefore, excluding outstanding shares and reserved shares, we had available approximately 105 million and 119 million shares, as of April 30, 2004 and January 31, 2006, respectively, to satisfy conversion of the Debentures.  The maximum number of shares of common stock into which the Debentures are convertible is 73 million (based on $600 million maximum offering at $8.23 per share minimum conversion price).  This calculation includes the maximum number of shares that could be issued under the make-whole provision, referred to above.  Based upon the above requirements, we concluded that we had a sufficient number of available to settle the contract.

The contract must permit us to settle in unregistered shares.

We are permitted to deliver unregistered shares to satisfy the conversion option, but we have certain best efforts registration obligations.  There is no contractual obligation for us to net-cash settle the shares in the event that we are unable to register the Debentures or the conversion shares.  The terms of the Debentures include a penalty, payable in cash to holders of both Debentures and converted shares, if we fail to meet the registration obligations.  The penalty amounts to (in respect of each $1,000 principal) 0.25% per year for the first 90-day period and 0.50% thereafter of such principal amount.  The penalty would cease once the registration becomes effective or we otherwise cure the default.  As a practical matter, even if we were unable to make the registration statement effective, the underlying shares will become freely tradable after a period of two years from the issuance of the debt, which will cure the default.  This ability to trade the shares after two years places an effective cap on the liquidated damages that could be incurred.

This penalty is intended to reimburse the holder for the difference in value between registered and unregistered securities.  Specifically in this situation, the maximum penalty would be at most a 1% payment (.5% per year for two years until the shares become freely tradeable under the securities laws).  Based on our discussions with Citigroup (our investment banker for the Debentures offering), if Novell were to issue unregistered notes or shares, there would be greater than a 1% discount.  Therefore, our conclusion was that the cash penalty does not exceed the difference in value between registered and unregistered securities, and as a result, this provision is not considered a violation of the provisions of EITF 00-19 to qualify for equity accounting.

Beyond the penalty discussed above, there is no other circumstance that would require any cash payments upon or after the holder exercises his or her conversion option, and therefore the embedded option, if freestanding, would be classified in shareholders’ equity.

The contract must contain an explicit limit on the number of shares to be delivered in a share settlement.

The contract requires physical settlement and is for a fixed number of shares.  The Debentures are initially convertible into a fixed number of shares, subject to adjustment only for standard anti-dilution situations (as described in EITF 05-2) and the make-whole provision referred to above. Adjustments to the conversion ratio due to the make-whole provision are capped and are specified in the terms of the Debentures as an explicit number of shares.  Therefore, under any scenario, there is an explicit limit on the number of shares to be delivered in a share settlement.

There must not be any required cash payments to the counter party in the event we fail to make timely filings with the SEC.

Other than the liquidated damages discussed above, there are no required cash payments in the event we fail to make timely filings with the SEC.  While the heading of this section of Issue 00-19 states that there are “no cash payments” required if timely filings are not made, the discussion under the heading clearly discusses that there can be no net-cash settlement in such circumstances.  The terms of our Debentures provide for net-cash settlement under no circumstances and, as previously discussed, the penalty provisions are essentially designed to compensate the holder for the fact that the notes or shares that were expected to be registered were not registered and, therefore, are less valuable.

There must not be any required cash payments to the counter party if the shares initially delivered upon settlement are subsequently sold by the counter party, and the sales proceeds are insufficient to provide the counter party with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

The terms of our Debentures include no “top-off” or “make-whole” provisions of the nature described above.  There is a provision called a make-whole provision whereby, if certain corporate transactions that constitute a change in control occur prior to July 15, 2009, the Debenture holders would be entitled to additional shares of common stock upon conversion.  Our conclusion was that this provision does not represent a “make-whole” provision as contemplated by paragraph 26 of EITF 00-19. Rather, it represents a contingent adjustment to the conversion price.

The contract must require net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

The only situations where the terms of our Debentures allow net-cash settlement are circumstances where the proceeds to be paid to common shareholders consists solely of cash, such as a sale of the Company for cash proceeds or liquidation of the Company.

There must not be any provisions in the contract that indicate that the counter party has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no provisions that grant the counter parties rights that rank higher than those of a shareholder with respect to the conversion option (i.e., once the Debentures have been converted into common stock).

There must not be any requirement in the contract to post collateral at any point or for any reason.

We are not required to post collateral for the Debentures or the underlying common stock.

Based on the above analysis, we believe the conversion option related to the trading price of our common stock, if it were free-standing, would qualify as equity and therefore would not require bifurcation and separate accounting as a derivative. Please refer to our response to comment 3 regarding our conclusion as to whether the embedded conversion option relating to the Parity conversion requires bifurcation from the host contract and separate accounting as a derivative instrument.

3.              We also note that the conversion feature related to the trading price condition appears to contain two variables, the trading price of the debentures and the closing price of the common stock.  As a result, it appears that this conversion feature is indexed to both the trading price of the debenture and the closing price of the common stock.  Tell us how you considered the definition of “indexed to a company’s own stock” under EITF 01-06 in determining whether this conversion feature needs to be bifurcated and accounted separately under the requirements of SFAS 133 or whether it meets the scope exception under paragraph 11(a) of FAS 133.

Novell Response

The terms of our Debentures include the following provision whereby the Debentures become convertible if the following were to occur:

During the five business day period following any five consecutive trading day period in which the trading price of the Debentures for each day of such period was less than 98% of the product of the sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the Debentures (the “Parity” conversion feature).  This parity feature is inoperable during the last five years of the legal life of the Debentures if our common stock is trading within a certain specified range relative to the then current conversion price.

Given the specific features of our Debentures, the Debentures trade very closely to our common stock; however, it is not an exact index.  Accordingly, we determined that the Parity conversion feature based on the trading price of our Debentures did not qualify as “indexed to a company’s own stock.”  We then evaluated the Parity conversion derivative to determine the impact of bifurcation of that derivative and accounting for it separately under the requirements of SFAS 133.

We discussed the value of a derivative associated with the Parity conversion feature with Citigroup, our investment bankers for the Debentures offering.  Due to the relationship between the Debentures and our common stock, they considered it to be a remote possibility that the Parity conversion feature would be tripped.  Accordingly, their analysis of the Debentures with and without the Parity feature resulted in no difference in the market pricing of the Debentures (i.e., a derivative associated with the Parity conversion feature would have virtually no value).  They noted that the Parity feature could have value as the Debentures near the end of their legal lives, depending upon the relationship between our stock price at that time and the then current conversion price.  For this reason, the Parity conversion feature was established to be inoperable for the last five years of the legal life of the Debentures if our common stock is trading within the specified range.  Citigroup’s explanation for the inclusion of the feature, despite that feature having virtually no value, is that it is a standard provision in these types of convertible debentures.

Our conclusion was that while the Parity conversion feature does require bifurcation and separate accounting as a derivative, the value of that embedded derivative was and remains de minimus.  We are continuing to monitor the value of the embedded derivative and would adjust the recorded value of it appropriately should facts and circumstances change that would cause it to have more than a de minimus value.

4.              As it relates to the comments above, address the relevant information in Section II B of Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Novell Response

Please see our responses to questions 2 and 3 above.

Forms 8-K filed December 1, 2005 and March 2, 2006

5.              We note your use of non-GAAP measures in the Form 8-Ks noted above which excludes a number of recurring items.  Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•                  the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•                  the economic substance behind management’s decision to use such a measure;

•                  the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•                  the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•                  the substantive reasons why management believes the non-GAAP financial measures provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance.  Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance.  For example, explain what you mean by “core” operating performance.  If you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your “core” operating performance.  Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance.  For example, you state that the adjustments are for items that are infrequent although you continue to incur restructuring expenses each reporting period.

Novell Response

In addition to the GAAP numbers, we provide non-GAAP diluted net income available to common stockholders and non-GAAP diluted net income per share as part of our earnings release schedules to provide investors with supplemental disclosure.  This supplemental information is not presented or intended to be used as a replacement measure for GAAP diluted net income available to common stockholders and GAAP diluted net income per share.

With regard to the disclosures in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, we considered the following:

•                  The basic internal operating reports used by Company management are prepared on a non-GAAP adjusted earnings basis.  Items excluded from our “core” or on-going operations, which are our ordinary operations, are generally unusual events that are not expected to recur, events that are unpredictable, material items that distort trends, and items that do not reflect on-going business activities.  These internal operating reports include budgets, forecasts, total company results, and segment financial results.  Company management uses these reports containing non-GAAP measures to allocate resources, determine commissions and bonuses, and evaluate performance.  We will add the following disclosure to future Form 8-K filings where we disclose non-GAAP measures.

Company management uses non-GAAP measures to allocate resources, determine commissions and bonuses, and evaluate performance.

•                  Management believes investors should have a view of the same financial measures that are used by management, which exclude the economic impacts of items that are not part of our on-going or ordinary business or are a result of new accounting pronouncements that are not applied retrospectively and therefore distort trends.  We will provide additional disclosure as to the reasons for excluding each item in future Form 8-K filings that disclose non-GAAP measures.  An example follows at the end of this response.

•                  The non-GAAP measures we disclosed in our Form 8-Ks are only useful as an additional tool to help investors make decisions about the company.  They must be used in conjunction with the GAAP measures we also provide in those same Form 8-K filings.  We will add the following disclosure to future 8-K filings where we disclose non-GAAP measures.

We believe the presentation of these non-GAAP measures is useful to an understanding of the Company’s results of operations and an analysis of the Company’s trends because it eliminates expenses and gains that are unusual and/or not predictable or not  within our control.  However, this information should not be used as a substitute for the GAAP information; it should be used conjunction with the GAAP financial information.

•                  When evaluating and conducting our business, Company’s management is not concerned with the limitations of the non-GAAP financial measures since they are only a part of the tools used to evaluate company performance.  Equal weight is given to the GAAP financial results.  For external users, the non-GAAP financial measures provide additional information to the Company’s GAAP disclosures and users can assess which information best suits their needs.  We will enhance our disclosures to add the following disclosure.

Non-GAAP financial measures exclude amounts that may recur, but that are not predictable.

•                  By making the same non-GAAP measures used internally available in our external reporting, Company management believes we provide investors with an additional financial measure for the on-going business, thus improving their ability to predict future performance based on past results. We believe this is addressed in the two paragraphs from the Form 8-K file on March 2, 2006, above.

The term “core operating performance” used in our 8-K filings was intended to mean our fundamental or on-going, ordinary operating performance.  In future 8-K filings where we disclose non-GAAP measures, we will clarify by replacing the word “core” with “on-going.”

Items excluded from our core or on-going operations are generally those that will disappear or become immaterial within a near-term finite period because they unusual events that are not expected to recur or are not predictable and do not reflect on-going, ordinary business activities.  Also excluded from our on-going, ordinary operations are material items such as expense resulting from SFAS No. 123(R), adopted in the current year, which distort trends due to the statement not being applied retrospectively and distort comparability between Novell and other companies that have not yet adopted the standard.

•                  In accordance with question number 9 of the Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, each restructuring initiative was specific to events that had not occurred before and were not expected to recur. Restructuring is excluded from our on-going operations because each restructuring initiative was unusual and unexpected resulted from changing economic and competitive challenges requiring changes in our business model.

The restructuring costs we incurred in fiscal 2005 were primarily focused on  reorganizing our sales organization in the EMEA region, our product development groups, and our Celerant subsidiary.  These reorganizations were a result of strategic initiatives we implemented to improve profitability, focusing on two major product groupings (Linux and identity-driven computing), and re-aligning our Celerant consulting business in response to changing market conditions.  The restructuring costs we incurred in fiscal 2004 were primarily focused on reorganizing our IT consulting groups and our North America sales organization.  This reorganization was done to address market penetration for Linux and NetWare and to address NetWare revenue declines. The acquisitions of Ximian and SUSE were direct results of in the change in our business strategy.

The Company does not anticipate incurring restructuring charges each quarter going forward.  We did not incur a restructuring charge in the first quarter of fiscal 2006 and we don’t anticipate incurring a restructuring charge in the second quarter of fiscal 2006.

The following italicized paragraphs illustrate the enhanced non-GAAP disclosures that we will include in future 8-K filings where we disclose non-GAAP measures.  The following paragraphs have been drafted using information from the Form 8-K filed on March 2, 2006.  Changes of the type we will make in future filings that disclose non-GAAP measures have been underlined.

On March 2, 2006, Novell, Inc. (“Novell”) issued a press release to report Novell’s financial results for the first fiscal quarter ended January 31, 2006. A copy of the press release is attached to this current report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

We disclosed non-GAAP adjusted financial information in the press release for the fiscal quarters ended January 31, 2006 and January 31, 2005. These non-GAAP disclosures include adjusted diluted net income available to common stockholders, adjusted diluted net income per common share and adjusted diluted weighted average shares.   We believe these non-GAAP measures are useful to an understanding of the Company’s results of operations and an analysis of the Company’s trends because it eliminates expenses and gains that are unusual and/or not predictable or not within our control.  However, this information should not be used as a substitute for the GAAP information; it should be used in conjunction with the GAAP financial information.

We believe the presentation of non-GAAP adjusted financial information presents a useful performance measure because it enables investors to track and compare our on-going, ordinary operating performance from one reporting period to another and helps investors better understand management’s view of our on-going, ordinary business. Novell’s management also includes non-GAAP financial measures as a component of regular internal operating reports. Our management uses non-GAAP measures to allocate resources, determine commissions and bonuses, and evaluate performance.  By making these same measures available in our external reporting, we are able to provide investors with the additional financial measures that management believes reflect its view of the on-going, ordinary business, thus improving investors’ ability to assess the future prospects of Novell.

Adjusted diluted net income available to common stockholders is useful to investors in evaluating our results of operations because it provides a more consistent reflection of our on-going, ordinary operating performance. Most adjustments are for items that are unusual,  infrequent, often material and difficult to predict.  Non-GAAP financial measures exclude amounts may recur but cannot be predicted.  Also excluded are items that distort trends in our on-going, ordinary business.  During the first quarters of fiscal 2006 and 2005, we made adjustments to diluted net income available to common stockholders for the following:

•                  A legal settlement with Microsoft.  This legal settlement was unusual, material, unexpected and not part of our on-going, ordinary business.

•                  Stock-based compensation expense. In the first fiscal quarter ended January 31, 2006, we adopted SFAS 123R, “Accounting for Stock-Based Compensation.” For comparative purposes, we treated the $13.7 million in stock-based compensation expense in the quarter as an adjustment in calculating adjusted diluted net income available to common stockholders to portray a more consistent reflection of our on-going operating performance. SFAS 123R was not applied retrospectively and therefore its inclusion in the GAAP financial results distorted trends.

•                  Restructuring charges.  The restructuring costs we incurred in the first quarter of fiscal 2005 related to a decision to restructure our business to improve profitability, by focusing on Linux and identity-driven computing, and a decision to re-align our Celerant consulting business in response to changing market conditions.  In the first quarter of fiscal 2006, we did not incur a restructuring expense; however, we did have a reversal of some prior restructuring costs to adjust the liability based on changes in estimates.  This reversal was not anticipated and is not expected to recur.

•                  Gains on the sale of property, plant and equipment.  These gains resulted from the sale of a facility in Lindon, Utah. We sell facilities infrequently and are not in the business of selling real estate; therefore this was not considered part of our on-going, ordinary business.

•                  Investment impairment.  In prior years, we had a program in place to invest in small, start-up high tech companies.  This program is no longer in place.   Losses from impairments of long-term investments made when we had the investment program in place are not considered to be part of our on-going business.

•                  Tax adjustments related to the excluded items indicated above.

•                  Adjustments to convertible debt interest expense and the allocation of earnings to preferred stockholders.  These adjustments result from the adjustments made to GAAP to arrive at non-GAAP net income and are required to be made based on the accounting rules for calculating diluted net income available to common stockholders and diluted net income per common share.

Adjusted diluted net income per common share is useful to investors in evaluating the overall net effect of the foregoing adjustments on a diluted per share basis.

Adjusted diluted weighted average shares is useful to investors in evaluating the changes to diluted weighted average shares required by changes between GAAP and non-GAAP net income.

In addition to the comments above, we acknowledge the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the responses above, please contact us at your convenience.

Sincerely yours,

Joseph S. Tibbetts, Jr

Senior Vice President and Chief Financial Officer

Novell, Inc.

781-464-8168